BlackRock FundsSM (the "Registrant"):  BlackRock Total Factor
Fund (the "Fund")
77D(a)(g)
Policies with respect to security investments
Attached please find as an exhibit to Sub-Item 77D(a)(g) of Form
N-SAR, a description of changes to the Fund's investment strategies approved by the Registrant's Board of Trustees on November 18, 2016.

BlackRock FundsSM:  BlackRock Total Factor Fund

77D(a)(g)
Policies with respect to security investments

On November 18, 2016, the Board of Trustees (the "Board") of BlackRock FundsSM (the "Trust") approved certain changes to the investment strategies of BlackRock Strategic Risk Allocation Fund, a series of the Trust. The Board also approved a change in the name of BlackRock Strategic Risk Allocation Fund to "BlackRock Total Factor Fund" (the "Fund").
Under the new investment strategies, Total Factor Fund seeks to achieve its investment objective by investing in a broad range of global asset classes, such as equity securities, fixed and floating rate debt instruments, derivatives, other investment companies, including exchange-traded funds ("ETFs"), real estate investment trusts ("REITs") and commodity-related instruments. The Fund will have flexibility with respect to the relative weighting of each asset class to produce total return and reduce risk.
The Fund will normally invest in both U.S. and non-U.S. companies, including companies located in emerging markets and in securities denominated in both U.S. dollars and foreign currencies. Equity securities include common stock, preferred stock, securities convertible into common stock, non-convertible preferred stock and depositary receipts. The Fund may invest in securities of issuers of any market capitalization.
The Fund's investment in debt securities may include fixed and floating rate government and corporate bonds and other fixed-income instruments, such as medium term notes. The Fund may invest in debt securities of any credit quality, as determined by Fund management, which may include high yield securities (commonly called "junk bonds").
The Fund may invest in derivatives, including but not limited to, total return and credit default swaps, interest rate swaps, contracts for difference, options, futures, options on futures and swaps, indexed and inverse securities and foreign exchange transactions, for hedging purposes, as well as to enhance the return on its portfolio investments. There is no limit to the Fund's ability to invest in derivatives. The Fund may engage in short sales of securities either to hedge against potential declines in the value of a security held in the portfolio or to realize appreciation when a security the Fund does not own declines in value.
The Fund may invest in other investment companies, including ETFs, which may be affiliated with BlackRock.
These changes to the investment strategies of the Fund and the name change became effective February 3, 2017.

Exhibit 77D(a)(g)